THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-84722
                    SUBJECT TO COMPLETION, DATED MAY 9, 2002

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 3, 2002)

                                2,500,000 SHARES

                                     [LOGO]
                      THE EMPIRE DISTRICT ELECTRIC COMPANY

                                  COMMON STOCK
---------------------------------------------------------

We are offering 2,500,000 shares of common stock. Our common stock is listed on the New York Stock Exchange under the symbol "EDE." The last reported sale price of our common stock on May 8, 2002 was $21.50 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" WHICH BEGINS ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT.

                                                              PER SHARE       TOTAL
                                                              ----------   -----------
Public Offering Price.......................................  $            $
Underwriting Discounts and Commissions......................  $            $
Proceeds to Empire (before expenses)........................  $            $

We have granted the underwriters a 30-day option to purchase up to 375,000 additional shares of the common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about May   , 2002.

--------------------------------------------------------------------------------

LEHMAN BROTHERS                                        A.G. EDWARDS & SONS, INC.
JEFFERIES & COMPANY, INC.                             STIFEL, NICOLAUS & COMPANY
                                                           INCORPORATED

May   , 2002

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
About This Prospectus Supplement............................     S-3
Prospectus Supplement Summary...............................     S-4
Risk Factors................................................     S-9
Capitalization..............................................    S-11
Use of Proceeds.............................................    S-12
Price Range of Common Stock.................................    S-12
Underwriting................................................    S-13
Legal Opinions..............................................    S-15
Incorporation by Reference..................................    S-15
Forward-Looking Statements..................................    S-16

                                   PROSPECTUS

                                                                PAGE
                                                              --------
Where You Can Find More Information.........................       2
Forward-Looking Statements..................................       2
Information About Empire....................................       3
Use of Proceeds.............................................       3
Earnings Ratios.............................................       4
Description of Unsecured Debt Securities....................       4
Description of Common Stock.................................      12
Plan of Distribution........................................      17
Legal Opinions..............................................      18
Experts.....................................................      18

                            ------------------------

    This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us that is not included in or delivered with these documents. This information is available without charge to security holders upon written or oral request.

    You should rely only on the information contained in this document or to documents which we have referred you. We and the underwriters have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, regardless of the time of delivery of this document or any sale of common stock. In this prospectus supplement, "Empire," "we," "us" and "our" refer to The Empire District Electric Company and its subsidiaries unless the context requires otherwise.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a dollar amount of $200,000,000, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the headings "Incorporation by Reference" on page S-15 in this prospectus supplement and "Where You Can Find More Information" on page 2 of the accompanying prospectus before investing in our common stock.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE INFORMATION SET FORTH BELOW SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE DETAILED INFORMATION CONTAINED IN, AND THE FINANCIAL STATEMENTS, INCLUDING THE RELATED NOTES, INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

OUR COMPANY

    We are an operating public utility which generates, purchases, transmits, distributes and sells electricity. Our service territory covers approximately 10,000 square miles and includes parts of southwest Missouri, southeast Kansas, northeast Oklahoma and northwest Arkansas. The region includes many small towns, and is known for its popular family-oriented vacation destination, Branson, Missouri. Our headquarters location, Joplin, Missouri, ranks among the lowest in cost of living in the United States, and our electric rates are below the national average.

    The population in our service territory, which currently exceeds 450,000, has grown steadily over the past ten years. The industrial base is diverse and, as a result, we are not dependent upon any single customer or particular industry.

    We also provide water service to three towns in Missouri. In 2001, 99.6% of our gross operating revenues were provided from the sale of electricity and 0.4% from the sale of water. Our nonregulated activities include providing monitored security, fiber optic service, decorative lighting, high-speed Internet service and an Internet-based customer information system software application.

BUSINESS STRATEGY

    Our goal has been, and continues to be, to provide increasing value to our shareholders while providing outstanding customer service. Additionally, our strategy is to invest in utility and non-utility assets that contribute to the profitable provision of electric energy and related services to our economically diverse service territory. We presently plan to:

    - CONTINUE TO EXPAND OUR GENERATING CAPABILITIES. We will continue to invest in facilities for the production and distribution of electricity. Our production facilities (together with capacity and energy we purchase) provide power sufficient to meet customer demand and, where possible, generate off-system sales opportunities.

    - ACHIEVE OPERATIONAL EXCELLENCE. Our goal is to achieve operational excellence using management expertise and implementation of proven technologies geared to the optimization of our facilities and manpower. We believe that we have an experienced management team which enhances our ability to manage the rate-making process and maintain a fuel procurement strategy to manage risk and control operating costs. In addition, we intend to utilize new technologies that will allow us to maintain our quality customer service record and plant reliability while reducing our operating expenses.

    - AUGMENT OUR EXISTING INTEGRATED UTILITY BUSINESS. While retail deregulation has not occurred in any of the markets that we serve, we plan to continue to build customer loyalty through expanded product offerings by the nonregulated operations of our company. We intend to make prudent and conservative investments in nonregulated entities which are complemented by the strengths of our management and other personnel. In addition, in the future we may expand our presence beyond our current service territory and diversify our regulatory and weather-related risk through the acquisition of other utility assets as opportunities arise.

    We agreed to merge with UtiliCorp United Inc. in May 1999. This proposed merger was terminated by UtiliCorp in January 2001 because the required regulatory approvals had not been obtained. Since the termination of the proposed merger, our strategies have included:

    - DEFINING A NEW COMPETITIVE CORPORATE CULTURE. We have reconfigured our management team by filling vacancies and creating a new senior level position to lead the nonregulated area of our company. In addition, we realigned departments and functions and consolidated several of our field offices. Further, we are implementing new technologies to enhance our customer service, and we are providing leadership training for all managers and supervisors.

    - CAPITALIZING ON OUR REGIONAL FOCUS AND LONG-STANDING REPUTATION. We have been serving our current service territory under the Empire name since 1909, a name which we believe is synonymous with quality customer service, as evidenced by our favorable customer satisfaction ratings. We believe this regional focus and long-standing reputation will continue to increase revenues in our regulated businesses and will provide a foundation for our nonregulated products and services.

    - IMPROVING OUR FINANCIAL STRENGTH. Our goal is to enhance our financial strength by increasing our equity ratio to 45% to 50%, improving our bond ratings to their status prior to the proposed merger with UtiliCorp, and improving our cash flow.

RECENT DEVELOPMENTS

RECENT REQUESTS FOR RATE INCREASES

    On December 28, 2001, we filed a request with the Kansas Corporation Commission for an annual increase in rates of approximately $3.2 million, or 22.8%. We also requested reinstatement of a fuel adjustment clause for our Kansas rates. State law requires rate filings to be decided within eight months of the filing date of the request. If an increase is granted, it will be the first time our Kansas customers' rates have risen in over seven years. A hearing is scheduled for late June 2002. Any rate increase approved as a result of the filing would not become effective until the third quarter of 2002.

    On March 8, 2002, we filed a request with the Missouri Public Service Commission for a general annual increase in rates for our Missouri electric customers of approximately $19.8 million and also asked to have the Interim Energy Charge (the "IEC") (that was granted in our previous Missouri rate case that became effective in October 2001) reconfigured to reflect a decrease of approximately $10.0 million in the amount billed to customers. If approved, these combined changes would result in a net annual increase of approximately $9.8 million, or 4.2%. The reconfigured IEC would remain subject to refund according to its terms. This request seeks to recover new operating costs and obligations and reflects the actual and proposed changes in our capital structure (including the issuance of the common stock offered hereby) which have occurred since our rate increase in October 2001. Any rate increase approved as a result of the filing would not become effective until early 2003. Also on March 8, 2002, we filed an interim rate case requesting an annual increase in base rates of $3.6 million (the amount that was erroneously omitted by the Missouri Commission from our previous rate case) be placed into effect on an interim basis (subject to refund) as soon as practical. This amount is included in the general rate case described above.

MANAGEMENT CHANGES

    On April 30, 2002, Myron W. McKinney retired as Empire's President and Chief Executive Officer. Effective May 1, 2002, Mr. McKinney became Chairman of the Board of Directors and William L. Gipson became our President and Chief Executive Officer. Mr. Gipson joined Empire in 1981 in the Information Technology area. He was promoted to Manager of Economic Development in 1987, to Director of Commercial Operations in 1995, and to General Manager of Commercial Operations in February 1997. He was elected Vice President-Commercial Operations in April 1997, Executive Vice President in February 2001, and Chief Operating Officer in October 2001.
                            ------------------------

    Our corporate offices are located at 602 Joplin Street, Joplin, Missouri 64801. Our telephone number is (417) 625-5100.

                                  THE OFFERING

Common stock offered by us................  2,500,000 shares

Common stock to be outstanding after this
  offering................................  22,260,313 shares, based on shares outstanding at
                                            May 8, 2002

Use of proceeds...........................  We expect to use the net proceeds to be received from the issuance and sale of the shares to repay at
                                            maturity $37.5 million of our 7 1/2% series first
                                            mortgage bonds due July 1, 2002 and to repay
                                            short-term indebtedness.

New York Stock Exchange symbol............  EDE

Current indicated annual common stock
  dividend rate(1)........................  $1.28 per share, payable quarterly

    Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

    Each share of our common stock carries with it one preference stock purchase right issued pursuant to our Rights Agreement between us and Mellon Investor Services, L.L.C., as Rights Agent. You should read the accompanying prospectus and the documents incorporated by reference herein and therein, which provide more detail about the rights, before investing in our common stock.

------------------------

(1) At the April 2002 meeting of our Board of Directors, the Board declared a dividend of $0.32 per share payable on June 15, 2002 to holders of record on June 1, 2002.

                         SUMMARY FINANCIAL INFORMATION

    The following table is a selection of certain financial information of Empire. This information is taken from our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 Annual Report") and from our Quarterly Report for the quarter ended March 31, 2002 (the "First Quarter 2002 Quarterly Report"). Information for the twelve months ended March 31, 2002 is unaudited but in the opinion of management contains all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly the results for the interim period presented. See "Where You Can Find More Information" in the accompanying prospectus. We urge you to read these financial statements, together with the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in those documents.

                                                                                    TWELVE MONTHS
                                                      YEAR ENDED DECEMBER 31,           ENDED
                                                   ------------------------------     MARCH 31,
                                                     1999       2000       2001         2002
                                                   --------   --------   --------   -------------
                                                                                     (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Operating revenues.............................  $242,162   $260,003   $264,255      $268,522
  Operating income...............................    42,576     45,902     43,444        43,102
  Net income.....................................    22,170     23,617     10,403         7,659
  Net income applicable to common stock..........    19,463     23,617     10,403         7,659
  Weighted average number of shares of common
    stock outstanding............................    17,238     17,504     17,777        18,314
  Basic and diluted earnings per weighted average
    share of common stock........................  $   1.13   $   1.35   $   0.59(1)    $   0.42(2)
  Dividends per share of common stock............      1.28       1.28       1.28          1.28

    In May 1999, we entered into an agreement to merge with UtiliCorp
United Inc. The merger agreement was terminated in January 2001 by UtiliCorp. Results for the periods set forth above reflect costs, expenses and other financial aspects of the proposed merger and its termination and other factors as discussed in our 2001 Annual Report and the First Quarter 2002 Quarterly Report.

    Holders of our common stock are entitled to dividends if, as and when declared by the Board of Directors, out of funds legally available therefor, subject to the prior rights of holders of any outstanding cumulative preferred stock and preference stock. Dividends paid by us on our common stock exceeded earnings applicable to common stock for 1999, 2001 and the twelve months ended March 31, 2002.

------------------------

(1) Earnings per share were $0.59 during 2001 compared to $1.35 in 2000. Earnings per share for 2001 were negatively impacted by the mild weather in the third and fourth quarters, increased natural gas prices and greater use of gas than in the prior year and the one-time non-cash charge of $2.5 million, net of related income taxes, from the write-down of certain of our construction expenditures for the State Line Combined Cycle Unit which went into service in June 2001. In addition, our earnings did not benefit from the 2001 Missouri rate increase until after it became effective in October 2001. Positively impacting earnings in 2001 was the one-time tax benefit of approximately $2.3 million from previously incurred merger related costs and favorable weather conditions in the first and second quarters of 2001. Excluding $1.4 million in merger costs for 2001, the one-time write-down of construction expenditures and the tax benefit from merger expenses, 2001 earnings per share would have been $0.68. Excluding merger related expenses of $0.3 million, earnings per share would have been $1.37 during 2000.

(FOOTNOTES CONTINUED ON THE NEXT PAGE)

------------------------

(2) Earnings per share for the twelve months ended March 31, 2002, were $0.42 compared to $1.34 for the twelve months ended a year earlier. The decrease was primarily due to mild temperatures during the third and fourth quarters of 2001 and the first quarter of 2002 as well as the one-time non-cash charge of $2.5 million, net of related income taxes, from the write-down of State Line construction expenditures. In addition, the rate increase as a result of our October 2001 Missouri rate case only impacted earnings for the last half of the twelve-month period. Excluding merger costs and the one-time non-cash charge, earnings per share for the twelve-months ended March 31, 2002 would have been $0.61. Excluding merger costs and the one-time income tax benefit discussed above, earnings per share for the twelve-months ended March 31, 2001 would have been $1.26.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE YOU DECIDE TO INVEST IN OUR COMMON STOCK.

ANY REDUCTION IN OUR CREDIT RATINGS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    Following announcement of the merger agreement with UtiliCorp, the credit ratings for our first mortgage bonds (other than the pollution control bonds) were placed on credit watch with downward implications by Moody's Investors Service and Standard & Poor's. Standard & Poor's removed the credit watch but kept the downward implication in January 2001 after the merger agreement was terminated. In May 2001, Moody's Investors Service lowered the credit ratings of our first mortgage bonds (other than the pollution control bonds) to Baa1 from A2, and on our senior unsecured debt to Baa2 from A3. This downgrade was primarily due to the risk to our credit profile associated with our ability to obtain rate relief from the Missouri Public Service Commission necessary to recover our capital expenditures associated with the construction of the Combined Cycle Unit at our State Line Power Plant and our increased operating expenses primarily caused by escalating natural gas prices. We received a rate increase in Missouri in October allowing the recovery of construction costs (other than $2.5 million, net of taxes, which we wrote off in 2001), and we were allowed to put an Interim Energy Charge into effect and have implemented a fuel procurement strategy as described in our 2001 Annual Report under Item 1, "Business--Electric Generating Facilities and Capacity" in order to reduce these risks. In July 2001, Moody's Investors Services adjusted the credit rating of our Trust Preferred Securities from Baa1 to Baa3 due to technical changes in Moody's methodology for rating this classification of security.

    Currently, the ratings for our securities are as follows:

                                                                   STANDARD &
                                                      MOODY'S        POOR'S
                                                      --------   --------------
First Mortgage Bonds................................    Baa1           A-
First Mortgage Bonds--Pollution Control Series......    Aaa           AAA
Senior Notes........................................    Baa2          BBB+
Commercial Paper....................................    P-2           A-2
Trust Preferred Securities..........................    Baa3          BBB

    These ratings indicate the agency's assessment of our ability to pay interest, distributions and principal on these securities. The lower the rating the higher the cost of the securities when they are sold. Ratings below investment grade also may impair our ability to issue short-term debt as described above, commercial paper or other securities or make the marketing of such securities more difficult.

    We cannot assure you that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade would, under the terms of our revolving credit facility, result in an increase in our borrowing costs under that credit facility. Any downgrade below investment grade could have a material adverse effect on our business, financial condition and results of operations.

WE ARE EXPOSED TO MARKET RISK IN OUR FUEL PROCUREMENT STRATEGY AND MAY INCUR LOSSES FROM THESE ACTIVITIES.

    We have established a risk management practice of purchasing contracts for future fuel needs. Within this activity, we may incur losses from the trading of contracts. These losses could have a material adverse effect on our results of operations.

    During the second quarter of 2001, we began utilizing physical and financial instruments to manage our gas commodity market risk. By using physical and financial instruments, we are exposed to credit risk and market risk. Credit risk is the risk that the counterparty might fail to fulfill its obligations under contractual terms. At March 31, 2002 we had minimal exposure to credit risk from counterparties. Market risk is the exposure to a change in the value of commodities caused by fluctuations in market variables, such as price. The fair value of derivative financial instruments we hold is adjusted cumulatively on a monthly basis until prescribed determination periods. At the end of each determination period, which is the last day of each calendar month in the period, any realized gain or loss for that period related to the contract will be reclassified to fuel expense.

WE ARE SUBJECT TO REGULATION IN THE JURISDICTIONS IN WHICH WE OPERATE.

    We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment and our ability to recover our costs from utility customers. The utility commissions in the states where we operate (which include the Missouri Public Service Commission, the Kansas Corporation Commission, the Oklahoma Corporation Commission, and the Arkansas Public Service Commission) regulate many aspects of our utility operations, including siting and construction of facilities, customer service, our ability to recover increases in our fuel and purchased power costs and the rates that we can charge customers. Information concerning recent filings requesting increases in rates and related matters is set forth in our 2001 Annual Report under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Operating Revenues and Kilowatt-Hour Sales" and in our First Quarter 2002 Quarterly Report under
Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--On System Transactions."

    The Federal Energy Regulatory Commission has jurisdiction over wholesale rates for electric transmission service and electric energy sold in interstate commerce. Federal, state and local agencies also have jurisdiction over many of our other activities.

    We are unable to predict the impact on our operating results from the regulatory activities of any of these agencies. Although we have attempted to actively manage the rate making process, and we have had recent success in advocating for rate increases when necessary, we can offer no assurances as to future success in the rate making process. Despite our requests, these regulatory commissions have sole discretion to leave rates unchanged, grant increases or order decreases in the base rates we charge our customers. They have similar authority with respect to our recovery of increases in our fuel and purchased power costs. In the event that our costs increase and we are unable to recover increased costs through base rates or fuel adjustment clauses, our results of operations could be materially adversely affected. Changes in regulations or the imposition of additional regulations could also have an adverse effect on our results of operations.

A COMBINATION OF INCREASES IN CUSTOMER DEMAND, DECREASES IN OUTPUT FROM OUR POWER PLANTS AND/OR THE FAILURE OF PERFORMANCE BY PURCHASED POWER CONTRACT COUNTERPARTIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

    In the event that demand for power increases significantly and rapidly (due to weather or other conditions) and either our power plants do not operate as planned or the parties with which we have contracted to purchase power are not able to, or fail to, deliver that power, we would be forced to purchase power on the spot-market. Those unforeseen costs could have a material adverse effect on our results of operations. See our 2001 Annual Report under Item 1, "Business--Fuel," Item 2 "Properties--Electric Facilities" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Operating Revenue Deductions" and our First Quarter 2002 Quarterly Report under Item 5, "Management's Discussion and Analysis of Financial Condition and Results of Operating Revenue Deductions" for information on these plants.

                                 CAPITALIZATION

    The following table summarizes our short-term debt and capitalization at March 31, 2002, and our short-term debt and capitalization as adjusted to give effect to the issuance and sale of the shares and the use of the estimated net proceeds as described under "Use of Proceeds."

                                                               MARCH 31, 2002 (UNAUDITED)
                                                      ---------------------------------------------
                                                             ACTUAL                AS ADJUSTED
                                                      ---------------------   ---------------------
                                                       AMOUNT    PERCENTAGE    AMOUNT    PERCENTAGE
                                                      --------   ----------   --------   ----------
                                                              (DOLLAR AMOUNTS IN THOUSANDS)
Short-term debt.....................................  $ 56,000                $
                                                      ========                ========
First mortgage bonds................................  $208,067(1)       33%   $208,067           %
Unsecured debt......................................   100,000         16%     100,000           %
Company-obligated mandatorily redeemable preferred
  securities of a subsidiary trust holding solely
  junior subordinated debentures of Empire..........    50,000          8%      50,000
Common stockholders' equity.........................   266,827         43%
                                                      --------     ------     --------     ------
    Total capitalization............................  $624,894     100.00%    $            100.00%
                                                      ========     ======     ========     ======

------------------------

(1) Excludes current maturities consisting of $37.5 million of our 7 1/2% series first mortgage bonds due July 1, 2002.

                                USE OF PROCEEDS

    We expect to receive net proceeds from the sale of the shares, after deducting the underwriting discount and estimated offering expenses, of
approximately $    million. We expect to use the net proceeds from the issuance and sale of the shares to repay at maturity $37.5 million of our 7 1/2% series first mortgage bonds due July 1, 2002 and to repay short-term indebtedness. At May 8, 2002, we had approximately $56.0 million of short-term indebtedness outstanding, bearing interest at a weighted average rate of 2.15% per annum. For further information with respect to our capital requirements, please see the documents incorporated by reference in this prospectus and the accompanying prospectus.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is listed on the New York Stock Exchange. On May 6, 2002, there were 6,679 record holders of our common stock. The high and low sale prices for our common stock as reported by the New York Stock Exchange for each quarter of 2002, 2001 and 2000 were as follows:

                                               2002                       2001(1)                2000
                                      -----------------------       -------------------   -------------------
                                        HIGH           LOW            HIGH       LOW        HIGH       LOW
                                      --------       --------       --------   --------   --------   --------
First Quarter.......................   $21.99         $20.28         $26.56     $17.50     $23.13     $18.94
Second Quarter......................    21.78(2)       20.87(2)       20.99      18.00      24.56      19.69
Third Quarter.......................       --             --          21.05      18.70      27.06      22.13
Fourth Quarter......................       --             --          21.50      19.75      30.75      22.88

    On May 8, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $21.50 per share.

------------------------

(1) Our merger agreement with UtiliCorp United Inc. was terminated on January 2, 2001. The price range per share of common stock from January 3,
    2001 through December 31, 2001 was $17.50-$21.50.

(2)  Through May 8, 2002.

                                  UNDERWRITING

    Under the underwriting agreement, a form of which is filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus form a part, each of the underwriters named in the table below has severally agreed to purchase from us the respective number of shares of our common stock shown opposite its name below:

                                                                  NUMBER OF
UNDERWRITER                                                        SHARES
-----------                                                   -----------------
Lehman Brothers Inc.........................................
A.G. Edwards & Sons, Inc....................................
Jefferies & Company, Inc....................................
Stifel, Nicolaus & Company, Incorporated....................
                                                              -----------------
  Total.....................................................          2,500,000
                                                              =================

    The underwriting agreement provides that the underwriters' obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

    - the obligation to purchase all of the shares offered hereby, if any of the shares are purchased;

    - the representations and warranties made by us to the underwriters are true;

    - there is no material change in the financial markets; and

    - we deliver customary closing documents to the underwriters.

    We have granted the underwriters an option to purchase, from time to time until 30 days after the date of the underwriting agreement, in whole or in part, up to an aggregate of an additional 375,000 shares of our common stock at the public offering price less underwriting discounts and commissions shown on the cover page of this prospectus supplement. This option may be exercised to cover over-allotments, if any, made in connection with this offering. To the extent that the option is exercised, each underwriter will be obligated, so long as the conditions set forth in the underwriting agreement are satisfied, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table and we will be obligated to sell the shares of our common stock to the underwriters.

    The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to selected dealers, who may include the underwriters, at such public offering price less a selling
concession not in excess of $      per share. The underwriters may allow, and
the selected dealers may re-allow, a concession not in excess of $    per share
to brokers and dealers. If all the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

    The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share to be paid by us..................................    $              $
Total.......................................................    $              $

    We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $225,000.

    The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

    - Over-allotment involves sales by an underwriter of shares in excess of the number of shares an underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by either exercising its over-allotment option or purchasing shares in the open market.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If an underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

    We have agreed that we will not, without the consent of the underwriters, offer or sell any of our common stock (other than pursuant to our dividend reinvestment and stock purchase plan or any employee benefit or other plan in effect on the date of this prospectus supplement) prior to 120 days after the consummation of this offering.

    Our directors and executive officers have entered into lock-up agreements with the underwriters whereby they have agreed that they will not, without the prior written consent of Lehman Brothers Inc., offer, sell or otherwise dispose of any shares of our common stock for a period ending 45 days after the date of this prospectus supplement.

    We have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

    A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

    Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of this prospectus supplement or the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

    Certain of the underwriters and their affiliates have performed and expect to continue to perform financial advisory, investment banking, trustee or lending services for us in the ordinary course of business for which they have received and will receive customary compensation.

    This prospectus supplement and the accompanying prospectus are not, and under no circumstances are to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus with the relevant Canadian securities regulators and only by a dealer registered in accordance with local provincial securities laws, or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

    Purchasers of shares of common stock may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover of this prospectus supplement.

                                 LEGAL OPINIONS

    Certain legal matters in connection with the common stock are being passed upon for us by Spencer, Scott & Dwyer, P.C., Joplin, Missouri; Anderson, Byrd, Richeson, Flaherty & Henrichs, Ottawa, Kansas; Brydon, Swearengen & England, Professional Corporation, Jefferson City, Missouri; and Cahill Gordon & Reindel, New York, New York. Certain legal matters are being passed upon for the underwriters by Thompson Coburn LLP, St. Louis, Missouri. Cahill Gordon & Reindel is relying as to the matters of Kansas law upon the opinion of Anderson, Byrd, Richeson, Flaherty and Henrichs, and as to matters of Missouri law (except as to matters relating to the approval of public utility commissions) upon the opinion of Spencer, Scott & Dwyer, P.C.

                           INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information.

    In addition to the documents incorporated by reference in the section entitled "Where You Can Find More Information" in the accompanying prospectus, we hereby incorporate by reference our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

    You may request a copy of this filing or any of the filings incorporated by reference in the accompanying prospectus at no cost, by writing or telephoning us at the following address:

       Corporate Secretary
       The Empire District Electric Company
       602 Joplin Street
       Joplin, Missouri 64801
       Tel: (417) 625-5100

    You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus.

                           FORWARD-LOOKING STATEMENTS

    Certain matters discussed in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address or may address future plans, objectives, expectations and events or conditions concerning various matters such as capital expenditures, earnings, competition, litigation, our construction program, our financing plans, rate and other regulatory matters, liquidity and capital resources and accounting matters. Forward-looking statements may contain words like "anticipate," "believe," "expect," "project," "objective" or similar expressions to identify them as forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated in such statements include:

    - the amount and timing of rate relief we are currently seeking, and related matters;

    - the cost and availability of purchased power and fuel and the results of our activities (such as hedging) to reduce the volatility of such costs;

    - electric utility restructuring, including ongoing state and federal activities;

    - weather, business and economic conditions and other factors which may impact customer growth;

    - operation of our generation facilities;

    - legislation;

    - regulation, including environmental regulation (such as NOx regulation);

    - competition, the impact of deregulation on off-system sales and our becoming a participant in a Regional Transmission Organization;

    - other circumstances affecting anticipated rates, revenues and costs, including our cost of funds;

    - the revision of our construction plans and cost estimates;

    - the performance of projects undertaken by our nonregulated businesses;

    - the success of efforts to invest in and develop new opportunities; and

    - costs and effects of legal and administrative proceedings, settlements, investigations and claims.

    All of these factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. New factors emerge from time to time and it is not possible for management to predict all such factors or to assess the impact of each factor on us. Any forward-looking statement speaks only as of the date on which the statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

    We caution you that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the future results, performance or achievements we have anticipated in such forward-looking statements.

PROSPECTUS

                                  $200,000,000

                      THE EMPIRE DISTRICT ELECTRIC COMPANY

                                  COMMON STOCK
                            UNSECURED DEBT SECURITIES

                              --------------------

         We may offer from time to time:

         o        shares of our common stock; and

         o        our unsecured debt securities, in one or more series.

         The aggregate initial offering price of the securities that we offer will not exceed $200,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offering.

         We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest in the securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

         Our common stock is listed on the New York Stock Exchange under the trading symbol "EDE."

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

THE DATE OF THIS PROSPECTUS IS APRIL 3, 2002

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at HTTP://WWW.SEC.GOV. You may also read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

         Reports, proxy statements and other information concerning Empire can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC prior to the time the registration statement of which this prospectus forms a part becomes effective and thereafter under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

         o        Our Annual Report on Form 10-K for the year ended December 31,
                  2001.

         o Our Current Reports on Form 8-K filed with the Commission on February 25, 2002 and March 21, 2002.

         o The description of our preference stock purchase rights as set forth in our Registration Statement on Form 8-A dated July 18, 2000.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                  Corporate Secretary
                  The Empire District Electric Company
                  602 Joplin Street
                  Joplin, Missouri 64801
                  Tel:  (417) 625-5100

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

         Certain matters discussed in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address or may address future plans, objectives, expectations and events or conditions concerning various matters such as capital expenditures, earnings, competition, litigation, our construction program, rate and other regulatory matters, competition, liquidity and capital resources and accounting matters. Forward-looking statements may contain words like "anticipate," "believe," "expect," "project," "objective" or similar expressions to identify them as forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated in such statements include:

         o the cost and availability of purchased power and fuel and the results of our activities to reduce the volatility of such costs (such as hedging);

         o electric utility restructuring, including ongoing state and federal activities;

         o weather, business and economic conditions and other factors which may impact customer growth;

         o        operation of our generation facilities;

         o        legislation;

         o regulation, including rate relief and environmental regulation (such as NOx regulation);

         o competition, including the impact of deregulation on off-system sales;

         o other circumstances affecting anticipated rates, revenues and costs;

         o        the revision of our construction plans and cost estimates;

         o the performance of projects undertaken by our non-regulated businesses and the success of efforts to invest in and develop new opportunities; and

         o costs and effect of legal and administrative proceedings, settlements, investigations and claims.

         All of these factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control, New factors emerge from time to time and it is not possible for management to predict all such factors or to assess the impact of each factor on us. Any forward-looking statement speaks only as of the date on which the statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

         We caution you that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the future results, performance or achievements we have anticipated in such forward-looking statements.

                            INFORMATION ABOUT EMPIRE

         Based in Joplin, Missouri, we are an operating public utility that generates, purchases, transmits, distributes and sells electricity. We currently serve approximately 150,000 electric customers in parts of Missouri, Kansas, Oklahoma and Arkansas. The territory served by our electric operations comprises an area of about 10,000 square miles and has a population of more than 450,000. We also provide water services to three towns in Missouri. In addition, we provide monitored security, fiber optic service and decorative lighting. Our executive offices are located at 602 Joplin Street, Joplin, Missouri 64801, telephone number (417) 625-5100.

                                 USE OF PROCEEDS

         The proceeds from the sale of the securities will be used as described in the prospectus supplement by which the securities are offered.

                                 EARNINGS RATIOS

         The ratio of earnings to fixed charges for each of the periods indicated is as follows:


                                                                 Year Ended December 31,
                                                       2001     2000      1999      1998      1997
                                                       ----     ----      ----      ----      ----
         Ratio of earnings to fixed charges......     1.31x     2.25x     2.77x     3.32x    3.01x


         For purposes of calculating these ratios, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense plus the estimated interest portion of rent expense.

         The ratios for future periods will be included in our reports on Forms 10-K and 10-Q. These reports will be incorporated by reference into this prospectus at the time they are filed.

                    DESCRIPTION OF UNSECURED DEBT SECURITIES

         The unsecured debt securities will be our direct unsecured general obligations. The unsecured debt securities will be either senior unsecured debt securities, subordinated unsecured debt securities or junior subordinated unsecured debt securities. The unsecured debt securities will be issued in one or more series under the indenture between us and Wells Fargo Bank Minnesota, National Association, as trustee, and under a securities resolution (which may be in the form of a board resolution or a supplemental indenture) authorizing the particular series.

         We have summarized selected provisions of the indenture below. The summary is not complete. The indenture and a form of securities resolution are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. The securities resolution for each series will be filed or incorporated by reference as an exhibit to the registration statement. You should read the indenture and the applicable securities resolution for provisions that may be important to you. In the summary below, we have included references to section numbers in the indenture so that you can easily find those provisions. The particular terms of any unsecured debt securities we offer will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the unsecured debt securities described below and in the indenture. For a description of the terms of any series of unsecured debt securities, you should also review both the prospectus supplement relating to that series and the description of the unsecured debt securities set forth in this prospectus before making an investment decision.

GENERAL

         The indenture does not significantly limit our operations. In particular, it does not:

         o limit the amount of unsecured debt securities that we can issue under the indenture;

         o limit the number of series of unsecured debt securities that we can issue from time to time;

         o        restrict the total amount of debt that we may incur; or

         o contain any covenant or other provision that is specifically intended to afford any holder of the unsecured debt securities special protection in the event of highly leveraged transactions or any other transactions resulting in a decline in our ratings or credit quality.

         As of the date of this prospectus, there are $100,000,000 aggregate principal amount of senior notes 7.70% series due 2004 and $50,000,000 aggregate principal amount of junior subordinated debentures 8 1/2% series due March 1, 2031 outstanding under the indenture. The ranking of each new series of unsecured debt securities with respect to this existing indebtedness under the indenture and all of our other indebtedness will be established by the securities resolution creating the series.

         Although the indenture permits the issuance of unsecured debt securities in other forms or currencies, the unsecured debt securities covered by this prospectus will only be denominated in U.S. dollars in registered form without coupons, unless otherwise indicated in the applicable prospectus supplement.

TERMS

         A prospectus supplement and a securities resolution relating to the offering of any series of unsecured debt securities will include specific terms relating to the offering. The terms will include some or all of the following:

         o the designation, aggregate principal amount, currency or composite currency and denominations of the unsecured debt securities;

         o the price at which the unsecured debt securities will be issued and, if an index, formula or other method is used, the method for determining amounts of principal or interest;

         o the maturity date and other dates, if any, on which the principal of the unsecured debt securities will be payable;

         o the interest rate or rates, if any, or method of calculating the interest rate or rates which the unsecured debt securities will bear;

         o the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

         o the manner of paying principal and interest on the unsecured debt securities;

         o the place or places where principal and interest will be payable;

         o the terms of any mandatory or optional redemption of the unsecured debt securities by us, including any sinking fund;

         o        the terms of any conversion or exchange right;

         o the terms of any redemption of unsecured debt securities at the option of holders;

         o        any tax indemnity provisions;

         o if payments of principal or interest may be made in a currency other than U.S. dollars, the manner for determining these payments;

         o the portion of principal payable upon acceleration of any discounted unsecured debt security (as described below);

         o whether and upon what terms unsecured debt securities may be defeased (which means that we would be discharged from our obligations under those securities by depositing sufficient cash or government securities to pay the principal, interest, any premiums and other sums due to the stated maturity date or a redemption date of the unsecured debt securities of the series);

         o whether any events of default or covenants in addition to or instead of those set forth in the indenture apply;

         o provisions for electronic issuance of unsecured debt securities or for unsecured debt securities in uncertificated form;

         o the ranking of the unsecured debt securities, including the relative degree, if any, to which the unsecured debt securities of that series are subordinated to one or more other series of unsecured debt securities in right of payment, whether outstanding or not;

         o any provisions relating to extending or shortening the date on which the principal and premium, if any, of the unsecured debt securities of the series is payable;

         o any provisions relating to the deferral of payment of any interest; and

         o any other terms not inconsistent with the provisions of the indenture, including any covenants or other terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the unsecured debt securities. (Section 2.01)

         We may issue unsecured debt securities of any series as registered unsecured debt securities, bearer unsecured debt securities or uncertificated unsecured debt securities, and in such denominations as we specify in the securities resolution and prospectus supplement for the series. (Section 2.01)

         In connection with its original issuance, no bearer unsecured debt security will be offered, sold or delivered to any location in the United States. We may deliver a bearer unsecured debt security in definitive form in connection with its original issuance only if a certificate in a form we specify to comply with United States laws and regulations is presented to us. (Section 2.04)

         A holder of registered unsecured debt securities may request registration of a transfer upon surrender of the unsecured debt security being transferred at any agency we maintain for that purpose and upon fulfillment of all other requirements of the agent. (Sections 2.03 and 2.07)

         We may issue unsecured debt securities under the indenture as discounted unsecured debt securities to be offered and sold at a substantial discount from the principal amount of those unsecured debt securities. Special United States federal income tax and other considerations applicable to discounted unsecured debt securities will be described in the related prospectus supplement. A discounted unsecured debt security is an unsecured debt security where the amount of principal due upon acceleration is less than the stated principal amount. (Sections 1.01 and 2.10)

CONVERSION AND EXCHANGE

         The terms, if any, on which unsecured debt securities of any series will be convertible into or exchangeable for our common stock or other equity or debt securities, property, cash or obligations, or a combination of any of the foregoing, will be summarized in the prospectus supplement relating to the series. The terms may include provisions for conversion or exchange, either on a mandatory basis, at the option of the holder or at our option. (Section 9.01)

CERTAIN COVENANTS

         Any restrictive covenants which may apply to a particular series of unsecured debt securities will be described in the related prospectus supplement.

RANKING OF UNSECURED DEBT SECURITIES

         Unless stated otherwise in a prospectus supplement, the unsecured debt securities issued under the indenture will rank equally and ratably with our other unsecured and unsubordinated debt. The unsecured debt securities will not be secured by any properties or assets and will represent our unsecured debt.

         Our first mortgage bonds, which are secured by substantially all of our property, will effectively rank senior to any of our unsecured debt securities to the extent of the value of the property so securing our first mortgage bonds. If we become bankrupt, liquidate or reorganize, the trustees for the first mortgage bonds could use this collateral property to satisfy our obligations under the first mortgage bonds before holders of unsecured debt securities would receive any payments. As of December 31, 2001 we had approximately $246.1 million of outstanding first mortgage bonds.

SUCCESSOR OBLIGOR

         The indenture provides that, unless otherwise specified in the securities resolution establishing a series of unsecured debt securities, we will not consolidate with or merge into another company if we are not the survivor and we will not transfer all or substantially all of our assets to another company unless:

         o that company is organized under the laws of the United States or a state or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a state;

         o that company assumes by supplemental indenture all of our obligations under the indenture, the unsecured debt securities and any coupons;

         o all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained; and

         o immediately after the transaction no default exists under the indenture.

         In any case, the successor shall be substituted for us as if it had been an original party to the indenture, securities resolutions and unsecured debt securities. Thereafter the successor may exercise our rights and powers under the indenture, the unsecured debt securities and any coupons, and all of our obligations under those documents will terminate. (Section 5.01)

EXCHANGE OF UNSECURED DEBT SECURITIES

         Registered unsecured debt securities may be exchanged for an equal principal amount of registered unsecured debt securities of the same series and date of maturity in the denominations requested by the holders upon surrender of the registered unsecured debt securities at an agency we maintain for that purpose and upon fulfillment of all other requirements of the agent. The agent may require a holder to pay an amount sufficient to cover any taxes imposed on an exchange of registered unsecured debt securities. (Section 2.07)

DEFAULTS AND REMEDIES

         Unless the securities resolution establishing the series provides for different events of default, in which event the prospectus supplement will describe the change, an event of default with respect to a series of unsecured debt securities will occur if:

         o we default in any payment of interest on any unsecured debt securities of that series when the payment becomes due and payable and the default continues for a period of 60 days;

         o we default in the payment of the principal or premium, if any, of any unsecured debt securities of the series when those payments become due and payable at maturity or upon redemption, acceleration or otherwise;

         o we default in the payment or satisfaction of any sinking fund obligation with respect to any unsecured debt securities of the series as required by the securities resolution establishing the series and the default continues for a period of 60 days;

         o we default in the performance of any of our other agreements applicable to the series and the default continues for 90 days after the notice specified below;

         o pursuant to or within the meaning of any Bankruptcy Law (as defined below), we:

                  --       commence a voluntary case,

                  -- consent to the entry of an order for relief against us in an involuntary case,

                  -- consent to the appointment of a custodian for us and for all or substantially all of our property, or

                  -- make a general assignment for the benefit of our creditors;

         o a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that remains unstayed and in effect for 60 days and that:

                  --       is for relief against us in an involuntary case,

                  -- appoints a custodian for us and for all or substantially all of our property, or

                  --       orders us to liquidate; or

         o there occurs any other event of default provided for in such series. (Section 6.01)

         The term "Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors. The term "custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law. (Section 6.01)

         A default under the indenture means any event which is, or after notice or passage of time would be, an event of default under the indenture. A default under the fourth bullet point above is not an event of default until the trustee or the holders of at least 25% in principal amount of the series notify us of the default and we do not cure the default within the time specified after receipt of the notice.
(Section 6.01)

         If an event of default occurs under the indenture and is continuing on a series, the trustee by notice to us, or the holders of at least 25% in principal amount of the series by notice both to us and to the trustee, may declare the principal of and accrued interest on all the unsecured debt securities of the series to be due and payable immediately.

         The holders of a majority in principal amount of a series of unsecured debt securities, by notice to the trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on the series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration.

         If an event of default occurs and is continuing on a series, the trustee may pursue any available remedy to collect principal or interest then due on the series, to enforce the performance of any provision applicable to the series, or otherwise to protect the rights of the trustee and holders of the series. (Section 6.03)

         The trustee may require indemnity satisfactory to it before it performs any duty or exercises any right or power under the indenture or the unsecured debt securities which it reasonably believes may expose it to any loss, liability or expense. (Section 7.01) With some limitations, holders of a majority in principal amount of the unsecured debt securities of the series may direct the trustee in its exercise of any trust or power with respect to that series. (Section 6.05) Except in the case of default in payment on a series, the trustee may withhold notice of any continuing default if it determines that withholding the notice is in the interest of holders of the series. (Section 7.04) We are required to furnish the trustee annually a brief certificate as to our compliance with all conditions and covenants under the indenture.
(Section 4.04)

         The indenture does not have a cross-default provision. Thus, a default by us on any other debt, including our first mortgage bonds or any other series of unsecured debt securities, would not constitute an event of default under the indenture. A securities resolution, however, may provide for a cross-default provision. In that case, the prospectus supplement will describe the terms of that provision.

AMENDMENTS AND WAIVERS

         Unless the securities resolution provides otherwise, in which event the prospectus supplement will describe the revised provision, we and the trustee may amend the unsecured debt securities, the indenture and any coupons with the written consent of the holders of a majority in principal amount of the unsecured debt securities of all series affected voting as one class. (Section 10.02)

         However, without the consent of each unsecured debt security holder affected, no amendment or waiver may:

         o reduce the principal amount of unsecured debt securities whose holders must consent to an amendment or waiver;

         o reduce the interest on or change the time for payment of interest on any unsecured debt security (except an election to defer interest in accordance with the applicable securities resolution);

         o change the fixed maturity of any unsecured debt security (subject to any right we may have retained in the securities resolution and described in the prospectus supplement);

         o reduce the principal of any non-discounted unsecured debt security or reduce the amount of the principal of any discounted unsecured debt security that would be due on acceleration thereof;

         o change the currency in which the principal or interest on an unsecured debt security is payable;

         o make any change that materially adversely affects the right to convert or exchange any unsecured debt security; or

         o change the provisions in the indenture relating to waiver of past defaults or relating to amendments with the consent of holders (except to increase the amount of unsecured debt securities whose holders must consent to an amendment or waiver or to provide that other provisions of the indenture cannot be amended or waived without the consent of each holder affected thereby).

         Without the consent of any unsecured debt security holder, we may amend the indenture or the unsecured debt securities:

         o        to cure any ambiguity, omission, defect or inconsistency;

         o to provide for the assumption of our obligations to unsecured debt security holders by the surviving company in the event of a merger or consolidation requiring such assumption;

         o to provide that specific provisions of the indenture shall not apply to a series of unsecured debt securities not previously issued;

         o to create a series of unsecured debt securities and establish its terms;

         o to provide for a separate trustee for one or more series of unsecured debt securities; or

         o to make any change that does not materially adversely affect the rights of any unsecured debt security holder. (Section 10.01)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

         Unsecured debt securities of a series may be defeased at any time in accordance with their terms and as set forth in the indenture and described briefly below, unless the securities resolution establishing the terms of the series otherwise provides. Any defeasance may terminate all of our obligations (with limited exceptions) with respect to a series of unsecured debt securities and the indenture ("legal defeasance"), or it may terminate only our obligations under any restrictive covenants which may be applicable to a particular series ("covenant defeasance").

         We may exercise our legal defeasance option even though we have also exercised our covenant defeasance option. If we exercise our legal defeasance option, that series of unsecured debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option, that series of unsecured debt securities may not be accelerated by reference to any restrictive covenants which may be applicable to that particular series. (Section 8.01)

         To exercise either defeasance option as to a series of unsecured debt securities, we must:

         o irrevocably deposit in trust (the "defeasance trust") with the trustee under the indenture or another trustee money or U.S. government obligations;

         o deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. government obligations, without reinvestment, plus any deposited money without investment, will provide cash at the times and in the amounts necessary to pay the principal, premium, if any, and interest when due on all unsecured debt securities of the series to maturity or redemption, as the case may be; and

         o comply with certain other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes.

         "U.S. government obligations" are direct obligations of (a) the United States or (b) an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case
(a) or (b), have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option. Such term also includes certificates representing an ownership interest in such obligations. (Section 8.02)

REGARDING THE TRUSTEE

         Wells Fargo Bank Minnesota, National Association (formerly, Norwest Bank Minnesota, National Association) will act as trustee and registrar for unsecured debt securities issued under the indenture and, unless otherwise indicated in a prospectus supplement, Wells Fargo Bank will also act as transfer agent and paying agent with respect to the unsecured debt securities. (Section 2.03) We may remove the trustee with or without cause if we so notify the trustee three months in advance and if no default occurs during the three-month period. (Section 7.07)

                           DESCRIPTION OF COMMON STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

         Our authorized capital stock consists of 100,000,000 shares of common stock, of which 19,746,089 shares were outstanding as of March 15, 2002, 5,000,000 shares of cumulative preferred stock, of which no shares are outstanding, and 2,500,000 shares of preference stock, of which no shares are outstanding, but 500,000 shares are available for issuance under a shareholder rights agreement between Empire and ChaseMellon Shareholder Services, L.L.C.

DIVIDEND RIGHTS

         Holders of our common stock are entitled to dividends, if, as and when declared by our board of directors out of funds legally available therefore subject to the prior rights of holders of our outstanding cumulative preferred and preference stock. Our indenture of mortgage and deed of trust governing our first mortgage bonds restricts our ability to pay dividends on our common stock.

         Holders of our cumulative preferred or preference stock, if any, will be entitled to receive cumulative dividends if and when declared by our board of directors, and no dividend may be paid on our common stock unless full dividends on any outstanding cumulative preferred and preference stock have been paid or declared and set apart for payment and any required sinking fund payments with respect to such stock have been made.

VOTING RIGHTS

         Subject to the voting rights of holders of the cumulative preferred and preference stock, if any, and any series thereof, each holder of common stock is entitled to one vote per share.

         Holders of the cumulative preferred stock will not be entitled to vote except:

         o        as required by the laws of the State of Kansas;

         o upon a proposal to merge or consolidate or to sell substantially all of our assets;

         o upon proposals to authorize or issue specified shares of cumulative preferred stock or to create, issue or assume specified indebtedness or to amend our Restated Articles of Incorporation in a way that would adversely affect any of the preferences or other rights given to holders of the cumulative preferred stock, if any; or

         o if dividends payable on outstanding shares of the cumulative preferred stock, if any, shall be accumulated and unpaid in an amount equivalent to four full quarterly dividends (in this case, until those dividends are paid, holders of preferred stock would have the right to elect a majority of our board of directors and have the right to vote, together with the holders of common stock and the holders of preference stock, if any, entitled to vote, on all questions other than for the election of directors).

         Holders of any series of preference stock (subject to the prior rights of holders of any outstanding cumulative preferred stock) will have such voting rights as may be fixed by our board of directors for such series. Holders of preference stock will not otherwise be entitled to vote except as may be required by the laws of the State of Kansas.

PREFERENCE STOCK PURCHASE RIGHTS

         Each share of our common stock carries with it one preference stock purchase right. For a full description of those rights, please see our Form 8-A Registration Statement dated July 18, 2000, which is incorporated into this prospectus by reference.

ARTICLES OF INCORPORATION

         BUSINESS COMBINATIONS. Our articles require the affirmative vote of at least 80% of all outstanding shares of our voting stock to approve any Business Combination, as defined below, with a Substantial Stockholder, as defined below. For this purpose, a Substantial Stockholder means any person or company that owns 5% of our outstanding voting stock. A Business Combination means:

         o        any merger, consolidation or share exchange involving Empire;

         o any sale or other disposition by us to a Substantial Stockholder, or by a Substantial Stockholder to us, of assets worth $10 million or more;

         o the issuance or transfer by us of securities worth $10 million or more;

         o the adoption of any plan of liquidation or dissolution proposed by a Substantial Stockholder; or

         o any recapitalization or other restructuring of Empire that has the effect of increasing the proportionate ownership of a Substantial Stockholder.

         The 80% voting requirement does not apply if at least two-thirds of our Continuing Directors, as defined below, approve the Business Combination, or all of the following conditions have been met:

         o the ratio of (1) the per share consideration received by our stockholders in the Business Combination to (2) the fair market value of our stock immediately before the announcement of the Business Combination is at least equal to the ratio of
                  (1) the highest price per share that the Substantial Stockholder paid for any shares of stock within the 2-year period prior to the Business Combination to (2) the fair market value of our stock immediately prior to the initial acquisition by the Substantial Stockholder of any stock during the 2-year period;

         o the per share consideration received by our stockholders in the Business Combination must be at least equal to the highest of the following:

                  - The highest price per share paid by the Substantial Stockholder within the 2-year period prior to the first public announcement of the Business Combination or in the transaction in which the stockholder became a Substantial Stockholder, whichever is higher, plus interest;

                  - the fair market value per share of our stock on the date of the first public announcement of the Business Combination or the date the stockholder became a Substantial Stockholder, whichever is higher;

                  - the book value per share of our stock on the last day of the calendar month immediately before (1) the date of the first public announcement of the Business Combination or (2) the date the stockholder became a Substantial Stockholder, whichever is higher; or

                  - the highest preferential amount to which the stockholder is entitled in the event of a voluntary or involuntary liquidation or dissolution;

         o the consideration received by our stockholders must be in the same form paid by the Substantial Stockholder in acquiring its shares;

         o except as required by law, after the stockholder became a Substantial Stockholder there is no reduction in the rate of dividends, except as approved by at least two-thirds of the Continuing Directors; we do not take any action which allows any holder of any cumulative preferred stock or any preference stock to elect directors without the approval of the Continuing Directors; the Substantial Stockholder does not acquire any newly issued voting shares from Empire; and the Substantial Stockholder does not acquire any additional Empire voting shares or securities convertible into Empire voting shares after becoming a Substantial Stockholder;

         o prior to the consummation of the Business Combination, the Substantial Stockholder does not receive any financial assistance from us and does not make any change in our business or equity capital structure without approval of the Continuing Directors; and

         o a disclosure statement that satisfies the SEC's proxy rules is sent to the voting stockholders describing the Business Combination.

         For this purpose, Continuing Directors means directors who were directors before a Substantial Stockholder became a Substantial Stockholder or any person designated as a Continuing Director by at least two-thirds of the then Continuing Directors.

         AMENDMENT OF BY-LAWS. The Articles also require the affirmative vote of holders of at least 80% of the shares entitled to vote or at least two-thirds of the Continuing Directors to amend our By-Laws.

         CLASSIFIED BOARD. Under the Articles, our board of directors is divided into three classes, one of which is elected for a three-year term at each annual meeting of stockholders.

         NOTICE PROVISIONS. The Articles further require that stockholders give timely written notice to us of nominations for Empire directors they intend to make and business they intend to bring before a meeting of the stockholders. Notice is timely if received by our Secretary not less than 35 nor more than 50 days prior to a meeting. In the case of proposed business, the stockholder's notice must set forth information describing the business and in the case of nominations for directors, the Articles would further require that the stockholder's notice set forth certain information concerning the stockholder and the nominee.

         AMENDMENT. The affirmative vote of the holders of at least 80% of the shares entitled to vote or at least two-thirds of the Continuing Directors is required to amend or repeal the above described provisions or adopt a provision inconsistent therewith.

CERTAIN ANTI-TAKEOVER PROVISIONS

         We have a Severance Plan which provides certain key employees with severance benefits following a change in control of Empire. Some of our executive officers and senior managers were selected by the Compensation Committee of the Board of Directors to enter into one-year agreements pursuant to the Severance Plan which are automatically extended for one-year terms unless we have given prior notice of termination.

         A participant in the Severance Plan is entitled to receive specified benefits in the event of certain involuntary terminations of employment occurring (including terminations by the employee following specified changes in duties, benefits, etc. that are treated as involuntary terminations) within three years after a change in control, or a voluntary termination of employment occurring between twelve and eighteen months after a change in control. A senior officer participant would be entitled to receive benefits of three times such participant's annual compensation. A participant who is not a senior officer would receive approximately two weeks of severance compensation for each full year of employment with us with a minimum of 17 weeks. Payments to participants resulting from involuntary terminations are to be paid in a lump sum within 30 days following termination, while payments resulting from voluntary termination are paid in monthly installments and cease if the participant becomes otherwise employed.

         In addition, all restricted stock held by a participant vests upon voluntary or involuntary termination after a change of control. Also, participants who qualify for payments under the Severance Plan will continue to receive benefits for a specified period of time under health, insurance and our other employee benefit plans in existence at the time of the change in control. If any payments are subject to the excise tax on "excess parachute payments" under Section 4999 of the Code, senior officer participants are also entitled to an additional amount essentially designed to put them in the same after-tax position as if this excise tax had not been imposed.

         Certain terms of the indenture of mortgage and deed of trust governing our first mortgage bonds may also have the effect of delaying, deferring or preventing a change of control. The indenture provides that we may not declare or pay any dividends (other than dividends payable in shares of our common stock) or make any other distribution on, or purchase (other than with the proceeds of additional common stock financing) any shares of, our common stock if the cumulative aggregate amount thereof after August 31, 1944 (exclusive of the first quarterly dividend of $98,000 paid after that date) would exceed the earned surplus (as defined in the indenture) accumulated subsequent to August 31, 1944, or the date of succession in the event that another corporation succeeds to our rights and liabilities by a merger or consolidation.

         KANSAS BUSINESS COMBINATION STATUTE. We are subject to the provisions of the "business combination statute" in Kansas (Sections 17-12,100 to 12,104 of the Kansas General Corporation Code). This statute prevents an "interested stockholder" from engaging in a "business combination" with a Kansas corporation for three years following the date such person became an interested stockholder, unless:

         o prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in such person becoming an interested stockholder;

         o upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and shares held by specified employee stock ownership plans; or

         o on or after the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

         The statute defines a "business combination" to include:

         o any merger or consolidation involving the corporation and an interested stockholder;

         o any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving an interested stockholder;

         o subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;

         o any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

         o the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

         In addition, the statute defines an "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LIQUIDATION RIGHTS

         On liquidation the holders of the common stock are entitled to receive any of our assets remaining after distribution to the holders of cumulative preferred and preference stock, if any, of the liquidation preferences of such classes of stock and accumulated unpaid dividends thereon.

OTHER

         In addition to the limitations described above under "--Dividend Rights", we may not purchase any shares of common stock unless full dividends shall have been paid or declared and set apart for payment on the outstanding cumulative preferred and preference stock, if any, and any required sinking fund payments with respect to such stock have been made. The common stock is not subject to redemption and has no conversion or preemptive rights.

                              PLAN OF DISTRIBUTION

         We may sell the securities in any of the following ways:

         o        through underwriters or dealers;

         o        directly to one or more purchasers; or

         o        through agents.

         The applicable prospectus supplement will set forth the terms of the offering of any securities, including:

         o        the names of any underwriters or agents;

         o the purchase price of the securities being offered and the proceeds to us from such sale;

         o any underwriting discounts and other items constituting underwriters' compensation;

         o        any initial public offering price;

         o any discounts or concessions allowed or reallowed or paid to dealers; and

         o any securities exchanges on which the securities being offered may be listed.

         If underwriters are used in the sale of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Those securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities being offered will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities being offered if any of the securities being offered are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only underwriters named in a prospectus supplement are deemed to be underwriters in connection with the securities offered thereby.

         Securities also may be sold directly by us or through agents that we designate from time to time. Any agent involved in the offer or sale of securities will be named and any commissions payable by us to such agent will be described in the applicable prospectus supplement. Unless otherwise described in the applicable prospectus supplement, any such agent will act on a best efforts basis for the period of its appointment.

         If underwriters are used in any sale of our securities, the purchase agreement in connection with that sale may provide for an option on the part of the underwriters to purchase additional shares of our securitieswithin thirty days of the execution of the purchase agreement, which option may be exercised solely to cover overallotments. Any such overallotment option will be disclosed in the prospectus supplement in connection with the securities offered thereby.

         If indicated in a prospectus supplement relating to our securities, we may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase such securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate amount of the securities sold pursuant to the delayed delivery contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom the delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to our approval. The delayed delivery contracts will not be subject to any conditions except:

         o the purchase by an institution of the securities covered by its delayed delivery contract shall not, at the time of delivery, be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

         o if the securities are being sold to underwriters, we shall have sold to those underwriters the total amount of the securities less the amount thereof covered by the delayed delivery contracts. The underwriters will not have any responsibility in respect of the validity or performance of the delayed delivery contracts.

         If dealers are utilized in the sale of any securities we will sell those securities to the dealers, as principal. Any dealer may then resell those securities to the public at varying prices as it determines at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement relating to the securities being offered thereby.

         We have not determined whether the unsecured debt securities will be listed on a securities exchange. Underwriters will not be obligated to make a market in any of the securities. We cannot predict the activity of trading in, or liquidity of, our unsecured debt securities. The common stock (and the related preference stock purchase rights) will be listed on the New York Stock Exchange.

         Any underwriters, dealers or agents participating in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engaged in transactions with, or perform service for, us or our affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

         Certain legal matters in connection with the securities are being passed upon for us by Spencer, Scott & Dwyer, P.C., Joplin, Missouri; Anderson, Byrd, Richeson, Flaherty & Henrichs, Ottawa, Kansas; Brydon, Swearengen & England, Professional Corporation, Jefferson City, Missouri; and Cahill Gordon & Reindel, New York, New York. Certain legal matters are being passed upon for the underwriters by Thompson Coburn LLP, St. Louis Missouri. Cahill Gordon & Reindel is relying as to the matters of Kansas law upon the opinion of Anderson, Byrd, Richeson, Flaherty and Henrichs, and as to matters of Missouri law (except as to matters relating to the approval of public utility commissions) upon the opinion of Spencer, Scott & Dwyer, P.C. As of March 15, 2002 members of Spencer, Scott & Dwyer, P.C. held an aggregate of 5,075 shares of our common stock.

                                     EXPERTS

         The Empire District Electric Company's financial statements incorporated in this prospectus by reference to Empire's Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                2,500,000 SHARES

                                     [LOGO]

                      THE EMPIRE DISTRICT ELECTRIC COMPANY

                                  COMMON STOCK

                             ----------------------

                             PROSPECTUS SUPPLEMENT
                                  May   , 2002

                        --------------------------------

                                LEHMAN BROTHERS

                           A.G. EDWARDS & SONS, INC.

                            JEFFRIES & COMPANY, INC.

                           STIFEL, NICOLAUS & COMPANY
           INCORPORATED